SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

APAC Customer Services, Inc.

(Name of Issuer)

Common Stock

Par Value $0.01 per Share

(Title of Class of Securities)

00185E106

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

__________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 00185E106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Calm Waters Partnership 39-6220593
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,129,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,129,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,129,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON PN

13G

CUSIP No. 00185E106	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,129,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,129,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,129,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

13G

CUSIP No. 00185E106	Page 4 of 6 Pages

Item 1(a).

Name of Issuer

APAC Customer Services, Inc.

Item 1(b).

Address of Issuer’s Principal Executive Offices

Six Parkway North Center

Suite 400

Deerfield, Illinois 60015

USA

Item 2(a).

Name of Person Filing

Calm Waters Partnership

Richard S. Strong

Item 2(b).

Address of Principal Business Office

c/o Godfrey & Kahn, S.C.

780 N. Water Street

Milwaukee

Wisconsin 53202

Item 2(c).

Citizenship

Calm Waters Partnership is a Wisconsin general partnership

Richard Strong is a U.S. Citizen

Item 2(d).

Title of Class of Securities

Common Stock, Par Value $0.01 per Share.

Item 2(e).

CUSIP Number

00185E106

13G

CUSIP No. 00185E106	Page 5 of 6 Pages

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4.

Ownership

(a)

Amount beneficially owned:

See responses to Item 9 of the cover pages

(b)

Percent of Class:

See responses to Item 11 of the cover pages

(c)

Number of shares as to which such persons have:

(i)

Sole power to vote or to direct the vote:

0

(ii)

Shared power to vote or to direct the vote:

See responses to Item 6 of the cover pages.

(iii)

Sole power to dispose or to direct the disposition of:

0

(iv)

Shared power to dispose or to direct the disposition of:

See responses to Item 8 of the cover pages.

Item 5.

Ownership of Five Percent or Less of a Class

N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

13G

CUSIP No. 00185E106	Page 6 of 6 Pages

Item 8.

Identification and Classification of Members of the Group

N/A

Item 9.

Notice of Dissolution of Group

N/A

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2004

  /s/ Richard S. Strong

Richard S. Strong*

Calm Waters Partnership

Dated:  February 9, 2004

By:  /s/ Richard S. Strong

Richard S. Strong

General Partner*

*Pursuant to previously filed Joint Filing Agreement